Exhibit (a)(1)(iv)

Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock, Par Value $0.01 Per Share

of

Rag Shops, Inc.
not owned by Crafts Retail Acquisition Corp.

at a Purchase Price of $4.30 Per Share

by

Crafts Retail Acquisition Corp.

an affiliate of

Sun Capital Partners III, LP

and

Sun Capital Partners III QP, LP

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 20, 2004 UNLESS THE TENDER OFFER IS EXTENDED.

September 22, 2004

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Crafts Retail Acquisition Corp., a Delaware Corporation ("Purchaser"), a wholly-owned subsidiary of Crafts Retail Holding Corp., a Delaware corporation ("Crafts Holding"), and an affiliate of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP has appointed us to act as the information agent in connection with its offer to purchase for cash all outstanding shares of common stock ("Rag Shops common stock"), par value $0.01 per share, of Rag Shops, Inc. ("Rag Shops"), not owned by Purchaser at a purchase price of $4.30 per share, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 22, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as may be amended and supplemented from time to time, together constitute the "Offer."

Purchaser will purchase all of the outstanding shares of Rag Shops common stock not owned by Purchaser and properly tendered and not properly withdrawn before the "expiration date" (as defined in "The Tender Offer – Section 1 –Terms of the Offer" in the Offer to Purchase) at a price of $4.30 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. See "The Tender Offer – Section 1 –Terms of the Offer" in the Offer to Purchase.

The Offer is subject to the conditions set forth in the Offer to Purchase. See "The Tender Offer – Section 14 –Conditions to the Offer" in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold shares of Rag Shops common stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated September 22, 2004;

2.	Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

3.	Notice of Guaranteed Delivery to be used to accept the tender offer if the share certificates and all other required documents cannot be delivered to The Colbent Corporation (the "depositary") before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date;

4.	Letter to clients that you may send to your clients for whose accounts you hold shares of Rag Shops common stock registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the tender offer;

5.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9;

6.	Letter to stockholders of Rag Shops dated September 22, 2004, from Jeffrey C. Gerstel, President and Chief Operating Officer of Rag Shops, together with a Solicitation Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by Rag Shops; and

7.	Return envelope addressed to the depositary.

We urge you to contact your clients as promptly as possible. The tender offer, and withdrawal rights will expire at 11:59 p.m., New York City time, on October 20, 2004, unless the tender offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares of Rag Shops common stock under the tender offer other than fees paid to the information agent and the depositary, as described in the Offer to Purchase. Purchaser, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares of Rag Shops common stock held by you as a nominee or in a fiduciary capacity. Purchaser will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to take advantage of the tender offer, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees and any other required documents, must be sent to the depositary with either a certificate or certificates representing the tendered shares of Rag Shops common stock or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

Holders of shares of Rag Shops common stock whose certificate(s) for such shares are not immediately available, holders who cannot deliver such certificate(s) and all other required documents to the depositary or holders who cannot complete the procedures for book-entry transfer before the expiration date must tender their shares according to the procedure for guaranteed delivery set forth in "The Tender Offer – Section 3 – Procedure for Tendering Shares" in the Offer to Purchase.

The board of directors of Rag Shops has determined that the offer is advisable, fair to, and in the best interests of, Rag Shops's stockholders and recommends that the stockholders accept the offer and tender their shares pursuant to the offer. The actions of the Company's board of directors were unanimous, with Stanley Berenzweig and Jeffrey C. Gerstel abstaining due to their interest in the transactions. The factors considered by Rag Shops's board of directors in arriving at its decision to approve the offer are described in Rag Shops's Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission by Rag Shops and is being mailed to stockholders herewith. Stockholders should discuss whether to tender all or any portion of their shares with their brokers or other financial or tax advisors.

Any inquiries you may have with respect to the tender offer should be addressed to D.F. King & Co., Inc., the information agent of the tender offer, at its address and telephone number set forth on the back cover page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from D.F. King & Co., Inc., by calling them collect at: (212) 269-5550.

Very truly yours,

D.F. King & Co., Inc.

Enclosures

Nothing contained herein or in the enclosed documents shall make you or any other person an agent of Purchaser, Crafts Holding, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained therein.